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Exhibit 21.1

Subsidiaries of the Registrant

Name	State or Jurisdiction of Organization
Accuray International SARL	Switzerland
Accuray Europe SARL	France
Accuray UK, Ltd.	United Kingdom
Accuray Asia Ltd.	Hong Kong
Accuray Japan K.K.	Japan
Accuray Spain, S.L.U.	Spain
Accuray Medical Equipment (India) Private Limited.	India
Accuray Medical Equipment (SEA) Private Limited.	Singapore

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  Exhibit 21.1
Subsidiaries of the Registrant